SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company, with Authorized Capital
CVM n° 1762-0
C.N.P.J. n° 02.558.129/0001-45 - N.I.R.E. 33.3.002.681.9-7

RELEVANT FACT

Tele Sudeste Celular Participações S.A. ("TSD"") hereby communicates to the Market and to its shareholders that its Board of Directors, at a meeting held on 04.26.2005, has approved the purchase, for purposes of being kept as treasury shares, or being further replaced or cancelled, of the fractional shares resulting from the reverse split of the Company's shares, which was approved at the Special Meeting of Shareholders held on 03.29.2005, at the end of the auction to be held at the Bovespa (São Paulo Stock Exchange) on 05.20.2005, for the average price of such auction, with due regard to the provisions in article 30 of Law no. 6404, of December 15, 1976, as amended, and in CVM Instruction no. 10, of February 14, 1980, as further amended, in the following maximum estimated amounts:

Type	Number of Shares	Bovespa Price on 04/12/2005 (1)	Estimated amount
Common	1,166,237,182	4.26	4,968,170.39
Preferred	998,726,993	4.96	4,953,685.88
Total	2,164,964,175		9,921,856.27

(1)  R$ per thousand shares

Rio de Janeiro, April 26, 2005.

Arcádio Luís Martínez García
Executive Vice-President, Finance, Planning and Control
Tele Sudeste Celular Participações S.A.
www.vivo.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.